Exhibit 99.3

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy and log-on using the below control number. Voting will be open until 3:00 pm (ET) on December 26, 2018.

CONTROL #

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE BY MAIL

Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual and Extraordinary Meeting to be held on December 27, 2018 at 10:00 am Israel Time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual and Extraordinary General Meeting of Shareholders - Bioblast Pharma Ltd.

▼ DETACH CARD HERE TO VOTE BY MAIL ▼

(1) To approve certain resolutions in connection with the merger of a wholly-owned subsidiary of the Company with and into Enlivex Therapeutics Ltd., as set forth in the Proxy Statement.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(a) The undersigned confirms that the undersigned is not a controlling shareholder in the Company (where a shareholder, or a group of shareholders holding 25% or more of the Company's share capital is assumed to be a controlling shareholder) and does not have a personal interest in the approval to purchase a run-off insurance policy. [1] ☐ YES

(2) To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm, as set forth in the Proxy Statement.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(3) To re-elect Dr. Dalia Megiddo as a Director of the Company. ☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(4) To elect four (4) members to the Board of Directors to act as directors of the Company until the next annual meeting and to determine such directors' compensation terms, as follows:

(i) To elect Mr. Gili Cohen to serve as director and to determine such director's compensation terms.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
(ii) To elect Mr. Eyal Gibor to serve as director and to determine such director's compensation terms.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
(iii) To elect Mr. Tomer Yossef to serve as director and to determine such director's compensation terms.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN
(iv) To elect Mr. Ran Weinstock to serve as director and to determine such director's compensation terms.	☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

(a.) The undersigned confirms that the undersigned is not a controlling shareholder in the Company (where a shareholder, or a group of shareholders holding 25% or more of the Company's share capital is assumed to be a controlling shareholder) and does not have a personal interest in the approval of the compensation terms of neither Mr. Gili Cohen nor Eyal Gibor, Tomer Yossef or Ran Weinstock. [1] ☐ YES

(5) To approve the engagement terms of Dr. Dalia Megiddo in her position as the Company's interim Chief Executive Officer and in other capacity, as set forth in the Proxy Statement.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(a) The undersigned confirms that the undersigned is not a controlling shareholder in the Company (where a shareholder, or a group of shareholders holding 25% or more of the Company's share capital is assumed to be a controlling shareholder) and does not have a personal interest in the approval of Dr. Megiddo's compensation terms. [1] ☐ YES

(6) To approve the terms of engagement of the Company with Mr. Oren Elmaliah, the Company's principal financial officer, as set forth in the Proxy Statement.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(a) The undersigned confirms that the undersigned is not a controlling shareholder in the Company (where a shareholder, or a group of shareholders holding 25% or more of the Company's share capital is assumed to be a controlling shareholder) and does not have a personal interest in the approval of Mr. Elmaliah's compensation terms. [1] ☐ YES

(7) To approve the Company's purchase of directors' and officers' insurance policies, as set forth in the Proxy Statement.

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(a) The undersigned confirms that the undersigned is not a controlling shareholder in the Company (where a shareholder, or a group of shareholders holding 25% or more of the Company's share capital is assumed to be a controlling shareholder) and does not have a personal interest in the approval to purchase of directors and officers insurance policies. [1] ☐ YES

1 Israeli case law provides that a shareholder has to indicate explicity that it does not have a personal interest in the approval of certain proposals or and that it is not a controlling shareholder in Bioblast Pharma Ltd. (where a holder of the company'share capital is assumed to be a controlling shareholder). If you do not respond positively to this item your vote will not be counted in the required majority to approve the proposal.

Date ____________ **Signature** ____________ **Signature, if held jointly** ____________

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00